SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                         FILED PURSUANT TO RULE 13d-l(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                 MOVIEFONE, INC.
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    624598108
                      (CUSIP Number of Class of Securities)

                              Sheila A. Clark, Esq.
                          Senior Vice President, Legal,
                      Acting General Counsel and Secretary
                              America Online, Inc.
                                  22000 AOL Way
                           Dulles, Virginia 20166-9323
                                 (703) 265-1000

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                           Martin H. Levenglick, Esq.
                       Orrick, Herrington & Sutcliffe LLP
                                666 Fifth Avenue
                            New York, New York 10103
                                 (212) 506-5000

                                February 1, 1999

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [__].

1.       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
         America Online, Inc.
         54-1322110

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

         (a)

         (b)


1.       SEC USE ONLY:

2.       SOURCE OF FUNDS:
         WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:
         Delaware


Number of Shares      7. Sole Voting Power             6,186,762 (1)
Beneficially Owned
by Each Reporting
Person with

                      8. Shared Voting Power           9,737,785 (2)

                      9. Sole Dispositive Power        6,186,762 (1)

                      10. Shared Dispositive Power     0 (2)

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         15,924,547 (1) and (2)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES:

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:
         Approximately 85.6%

14.      TYPE OF REPORTING PERSON:
         CO


(1) 6,186,762 of the shares of Class A Common Stock, par value $0.01 per share ("Issuer Class A Common Stock"), of MovieFone, Inc. (the "Issuer") covered by this Schedule 13D are purchasable by the Reporting Person upon exercise of an option granted to the Reporting Person as of February 1, 1999 (the "Option"), and described in Items 3 and 4 of this Schedule 13D. Prior to the exercise of the Option, the Reporting Person is not entitled to any rights as a stockholder of the Issuer as to the shares of Issuer Class A Common Stock covered by the Option. The Option may only be exercised upon the happening of certain events referred to in Item 4, none of which has occurred as of the date hereof. The Reporting Person expressly disclaims beneficial ownership of any of the shares of Issuer Class A Common Stock which are purchasable by the Reporting Person upon exercise of the Option until such time as the Reporting Person purchases any such shares of Issuer Class A Common Stock upon any such exercise. Based on the number of shares of Issuer Class A Common Stock outstanding on February 1, 1999, as represented by the Issuer in the Agreement and Plan of Merger by and among the Issuer, the Reporting Person and MF Acquisition Corporation, a Delaware corporation and a newly-formed wholly owned direct subsidiary of the Reporting Person ("Newco"), dated as of February 1, 1999 (the "Merger Agreement"), the number of shares of Issuer Class A Common Stock subject to the Option represents approximately 49.8% of the outstanding Shares (as defined below) (and approximately 15.2% of the voting power of the outstanding Shares), or approximately 33.3% of the Shares after giving effect to the exercise of the Option (and approximately 14.0% of the voting power of the outstanding Shares after giving effect to the exercise of the Option).

(2) 2,657,732 of the shares of the Issuer Class A Common Stock and 7,080,053 of the shares of Class B Common Stock, par value $0.01 per share ("Issuer Class B Common Stock" and together with the Issuer Class A Common Stock, "Issuer Common Stock" or "Shares") are subject to a Stockholders Agreement dated as of February 1, 1999 (the "Stockholders Agreement"), entered into by certain stockholders of the Issuer (the "Stockholders") with the Reporting Person pursuant to which, among other things, such Stockholders have agreed to vote, or cause the Record Holder to vote, in person or by proxy, or to the extent written consents are solicited, execute and deliver written consents with respect to, all of the shares of Issuer Common Stock beneficially owned by such Stockholders in favor of the proposed merger of Newco with and into the Issuer. Pursuant to the Certificate of Incorporation of the Issuer, each share of Issuer Class B Common Stock is convertible into one share of Issuer Class A Common Stock and, prior to conversion, each share of Issuer Class B Common Stock votes as five (5) shares of Issuer Class A Common Stock. The Reporting Person expressly disclaims beneficial ownership of any of the shares of Issuer Common Stock covered by the Stockholders Agreement. Based on the number of shares of Issuer Common Stock outstanding on February 1, 1999, as represented by the Issuer in the Merger Agreement, the number of shares of Issuer Common Stock indicated represents approximately 78.4% of the outstanding shares of Issuer Common Stock (and approximately 93.4% of the voting power of the outstanding shares of Issuer Common Stock), excluding the shares of Issuer Common Stock issuable upon exercise of the Option (as described in note (1) above).

  Item 1. Security and Issuer.

                  This statement on Schedule 13D (the "Schedule 13D") relates to the Class A Common Stock, par value $0.01 per share of MovieFone, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 355 Madison Avenue, New York, New York 10017.

Item 2. Identity and Background.

                  (a)-(c) This Schedule 13D is filed by America Online, Inc., a Delaware corporation (the "Reporting Person"). The address of the principal business and principal office of the Reporting Person is 22000 AOL Way, Dulles, Virginia 20166-9323. The Reporting Person is the world's leader in branded interactive services and content.

                  As a result of entering into the Stockholders Agreement described in Items 3 and 4 below, the Reporting Person may be deemed to have formed a "group" with each of the Stockholders (as defined in Item 3 below), for purposes of Section 13(d)(3) of the Act and Rule 13d-5(b)(1) thereunder. The Reporting Person expressly declares that the filing of this Schedule 13D shall not be construed as an admission by it that it has formed any such group.

                  To the best knowledge of the Reporting Person, the name of each Stockholder and the number of Shares owned by each Stockholder is set forth in Schedule A to the Stockholders Agreement, a copy of which is included as
Exhibit 3 to this Schedule 13D and which Schedule A is incorporated herein in its entirety by reference. To the best knowledge of the Reporting Person, based on the Issuer's 1998 Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 30, 1999, the following Stockholders are presently employed by the Issuer and the present principal occupation of each is as follows:

Stockholder                  Present Principal Occupation
---------------------------------------------------------------------------

Andrew R. Jarecki            Chief Executive Officer, Director

Adam Slutsky                 Chief Operating Officer, Chief Financial Officer,
                             Director

Robert Gukeisen              Vice President, New Technologies

J. Russell Leatherman        President, Director

Thomas A. Jarecki            Senior Vice President, Operations

                  To the best of the Reporting Person's knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of the Reporting Person, and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

                  (d)-(e) During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the executive officers or directors of the Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

                  The Reporting Person entered into an Agreement and Plan of Merger dated as of February 1, 1999 (the "Merger Agreement") among the Reporting Person, Newco and the Issuer, providing for, among other things, the merger (the "Merger") of Newco with and into the Issuer with the Issuer as the surviving corporation, and pursuant to which each outstanding Share will be converted into the right to receive a fraction of a share (based upon the Exchange Ratio set forth in the Merger Agreement) of common stock, par value $0.01 per share, of the Reporting Person. The Merger is subject to the approval of the Merger Agreement by the Issuer's stockholders, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any other required regulatory approvals, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement.

                  As an inducement  for the  Reporting  Person to enter into the
Merger Agreement and in consideration thereof, the Issuer and the Reporting Person entered into that certain Stock Option Agreement (the "Option Agreement"), dated as of February 1, 1999, whereby Issuer granted to the Reporting Person an option (the "Option") to purchase, under certain circumstances described therein, up to 6,186,762 shares of Issuer Class A Common Stock at a purchase price per share equal to $29.25, as adjusted as provided therein (the "Purchase Price"). Based on the number of Shares outstanding on February 1, 1999 as represented by the Issuer in the Merger Agreement, the Option would be exercisable for approximately 49.8% of the outstanding Shares (and approximately 15.2% of the voting power of the outstanding Shares), or approximately 33.3% of the Shares after giving effect to the exercise of the Option (and approximately 14.0% of the voting power of the outstanding Shares after giving effect to the exercise of the Option). The Reporting Person did not pay additional consideration to the Issuer in connection with the Issuer entering into the Option Agreement and granting the Option.

                  None of the Triggering Events (defined in Item 4 below) permitting the exercise of the Option has occurred as of the date hereof. In the event that the Option becomes exercisable and the Reporting Person wishes to purchase the shares of Issuer Class A Common Stock subject thereto, the Reporting Person anticipates that it would fund the exercise price with working capital. See also Item 4 below.

                  As a further inducement for the Reporting Person to enter into the Merger Agreement and in consideration thereof, certain trusts of which Henry
G. Jarecki is trustee, and a trust of which Andrew Jarecki is trustee, Divonne Jarecki, Eugene D. Jarecki, Andrew Jarecki, Adam Slutsky, Thomas Jarecki, Robert Gukeisen and J. Russell Leatherman (collectively, the "Stockholders"), entered into a Stockholders Agreement (the "Stockholders Agreement"), dated as of February 1, 1999, with the Reporting Person whereby the Stockholders agreed, severally and not jointly, to vote all of the Shares beneficially owned by them in favor of approval and adoption of the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement. The Reporting Person did not pay additional consideration to any Stockholder in connection with the execution and delivery of the Stockholders Agreement.

                  References to, and descriptions of, the Merger Agreement, the Option Agreement and the Stockholders Agreement, respectively, as set forth above in this Item 3, are qualified in their entirety by reference to the copies of the Merger Agreement, the Option Agreement and the Stockholders Agreement, respectively, included as Exhibits 1, 2 and 3, respectively, to this Schedule 13D, and are incorporated in this Item 3 in their entirety, respectively, where such references and descriptions appear.

Item 4. Purpose of the Transaction.

                  (a)-(j)  The   information   set  forth,  or  incorporated  by
reference, in Item 3 is hereby incorporated herein by reference.

                  Pursuant to the Option Agreement, the Issuer has granted the Reporting Person the Option. Upon the terms and subject to the conditions set forth in the Option Agreement, the Reporting Person may exercise the Option, in whole or in part, at any time and from time to time following the occurrence of certain events (each, a "Triggering Event"). In general, Triggering Events include: (i) the termination of the Merger Agreement if (a) the Board of Directors of MovieFone shall have (1) failed to recommend approval and adoption of the Merger Agreement and the Merger by the stockholders of MovieFone, or withdrawn or modified, or proposed to withdraw or modify, in a manner adverse to AOL, its approval or recommendation of the Merger, the Merger Agreement or the transactions contemplated thereby, (2) failed to mail the Proxy Statement to MovieFone's stockholders within a reasonable period of time after the Proxy Statement shall be available for mailing or failed to include therein such approval and recommendation (including the recommendation that the stockholders of MovieFone vote in favor of the Merger); (3) made any recommendation with respect to any Acquisition Proposal other than a recommendation to reject such Acquisition Proposal, (4) upon a request by AOL, failed to reaffirm any such approval or recommendation, (5) taken any action prohibited by Section 4.2 ("Solicitation of Other Proposals") of the Merger Agreement, (6) entered into a definitive or binding agreement with respect to a Superior Proposal, (7) breached the Option Agreement in any material respect or (8) resolved or announced its intention to do any of the foregoing; or (b) a third party acquires 33% or more of outstanding shares of capital stock or other equity interests of MovieFone or any Material Subsidiary; and (ii) termination of the Merger Agreement if, at MovieFone's Stockholders' Meeting (including any adjournment or postponement thereof), the requisite vote of the stockholders of MovieFone shall not have been obtained and either (a) at the time of such termination or prior to the MovieFone Stockholders' Meeting there shall have been an Acquisition Proposal (whether or not such Acquisition Proposal or any inquiry, announcement or agreement relating to such Acquisition Proposal shall have been rejected or shall have been withdrawn prior to the time of such termination or of the MovieFone Stockholders' Meeting) or (b) MovieFone shall have entered into a binding agreement in connection with an Acquisition Proposal within twelve (12) months following termination of the Merger Agreement.

                  The Option expires on the date which is one year from the occurrence of any Triggering Event if AOL does not provide written notice of exercise of the Option. In addition, the Option will terminate at the earliest of (i) the completion of the Merger, (ii) the termination of the Merger Agreement other than under circumstances which constitute, or potentially constitute (upon the occurrence of certain subsequent events as described in clause (ii)(b) above) a Triggering Event or (iii) the date eighteen (18) months after termination of the Merger Agreement under circumstances whereby the Option is not immediately, but is potentially (upon the occurrence of certain subsequent events as described in clause (ii)(b) above), exercisable, provided that no Triggering Event has occurred.

                  Upon the occurrence of certain events set forth in the Option Agreement, the Issuer is required to repurchase the Option and the Option Shares held by the Reporting Person. In addition, the Option Agreement grants certain registration rights to the Reporting Person with respect to the shares of Issuer Class A Common Stock subject to the Option.

                  Pursuant to the Stockholders Agreement, the Stockholders have agreed to vote all of the Shares beneficially owned by them in favor of the approval and adoption of the Merger Agreement. The Stockholders Agreement terminates upon the earlier to occur of the completion of the Merger or the termination of the Merger Agreement. The name of each Stockholder and the number of outstanding shares of Issuer Common Stock held by each Stockholder and subject to the Stockholders Agreement are set forth on Schedule A to the Stockholders Agreement which is incorporated herein by reference.

                  The purpose of the Option Agreement and the Stockholders Agreement are to facilitate consummation of the Merger.

                  Upon consummation of the Merger as contemplated by the Merger Agreement, (a) Newco will be merged into the Issuer, (b) the Board of Directors of the Issuer will be replaced by the Board of Directors of Newco, (c) the Certificate of Incorporation and Bylaws of the Issuer will be replaced by the Certificate of Incorporation and Bylaws of Newco, (d) the Shares will cease to be authorized for listing on the Nasdaq National Market and (e) the Shares will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

                  References to, and descriptions of, the Merger Agreement, the Option Agreement and the Stockholders Agreement, respectively, as set forth above in this Item 4, are qualified in their entirety by reference to the copies of the Merger Agreement, the Option Agreement and the Stockholders Agreement, respectively, included as Exhibits 1, 2 and 3, respectively, to this Schedule 13D, and are incorporated in this Item 4 in their entirety, respectively, where such references and descriptions appear. Capitalized terms used in Item 4 but not otherwise defined herein have the respective meanings assigned to them in the Merger Agreement.

Item 5. Interest in Securities of the Issuer.

                  (a)-(b) The number of shares of Issuer Class A Common Stock covered by the Option is 6,186,762, which constitutes, based on the number of Shares outstanding on February 1, 1999 as represented by the Issuer in the Merger Agreement, approximately (i) 49.8% of the Shares (and approximately 15.2% of the voting power of the Shares) outstanding prior to giving effect to the exercise of the Option, or (ii) approximately 33.3% of the Shares (and approximately 14.0% of the voting power of the Shares) that would be outstanding after giving effect to the exercise of the Option.

                  Prior to the exercise of the Option, the Reporting Person (i) is not entitled to any rights as a stockholder of Issuer as to the shares of Issuer Class A Common Stock covered by the Option and (ii) disclaims any beneficial ownership of the shares of Issuer Class A Common Stock which are purchasable by the Reporting Person upon exercise of the Option because the Option is exercisable only in the limited circumstances referred to in Item 4 above, none of which has occurred as of the date hereof. If the Option were exercised, the Reporting Person would have the sole right to vote and to dispose of the shares of Issuer Class A Common Stock issued as a result of such exercise, subject to the terms and conditions of the Option Agreement. See the information in Items 3 and 4 above with respect to the Option Agreement, which information is incorporated herein by reference.

                  The number of Shares covered by the Stockholders Agreement is 9,737,785 (representing 2,657,732 shares of Issuer Class A Common Stock and 7,080,053 shares of Issuer Class B Common Stock), which constitutes approximately 78.4% of the Issuer Common Stock, based on the number of Shares outstanding on February 1, 1999, as represented by the Issuer in the Merger Agreement (and represents approximately 93.4% of the voting power of the Issuer Common Stock). Based on the number of Shares outstanding on February 1, 1999, as represented by the Issuer in the Merger Agreement, and the number of Shares set forth in Schedule A to the Stockholders Agreement, certain trusts (including Shares held by trusts listed on such Schedule A of which the Reporting Person understands, based solely on information supplied by the Issuer, Mr. Henry G. Jarecki or Mr. Andrew Jarecki is trustee), Mr. Slutsky, Mr. Leatherman and Mr. Gukeisen, beneficially own, respectively, 33.2%, 1.9%, 3.1% and 6.9% of the outstanding Issuer Class A Common Stock and 100%, 0%, 0% and 0% of the outstanding Issuer Class B Common Stock.

                  By virtue of the Stockholders Agreement, the Reporting Person may be deemed to share with the respective Stockholders the power to vote Shares subject to the Stockholders Agreement. However, the Reporting Person (i) is not entitled to any rights as a stockholder of Issuer as to the Shares covered by the Stockholders Agreement and (ii) disclaims any beneficial ownership of the shares of Issuer Common Stock which are covered by the Stockholders Agreement. See the information in Item 2 with respect to the Stockholders and the information in Items 3 and 4 with respect to the Stockholders Agreement, which information is incorporated herein by reference.

                  (c) Other than as set forth in this Item 5(a)-(b), to the best of the Reporting Person's knowledge as of the date hereof (i) neither the Reporting Person nor any subsidiary or affiliate of the Reporting Person nor any of the Reporting Person's executive officers or directors, beneficially owns any shares of Issuer Common Stock, and (ii) there have been no transactions in the shares of Issuer Common Stock effected during the past 60 days by the Reporting Person, nor to the best of the Reporting Person's knowledge, by any subsidiary or affiliate of the Reporting Person or any of the Reporting Person's executive officers of directors.

                  (d) No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer Common Stock obtainable by the Reporting Person upon exercise of the Option.

                  (e)      Not applicable.

                  Reference to, and descriptions of, the Merger Agreement, Option Agreement and Stockholders Agreement, respectively, as set forth in this
Item 5, are qualified in their entirety by reference to the copies of the Merger Agreement, the Option Agreement and the Stockholders Agreement, respectively, included as Exhibits 1, 2 and 3, respectively, to this Schedule 13D, and incorporated in this Item 5 in their entirety, respectively, where such references and descriptions appear.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated herein by reference. Copies of the Merger Agreement, the Option Agreement and the Stockholders Agreement are included as Exhibits 1, 2 and 3, respectively, to this Schedule 13D. To the best of the Reporting Person's knowledge, except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above, and between any such persons and any person, which respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit             Description

1. Agreement and Plan of Merger, dated as of February 1, 1999 among America Online, Inc., MF Acquisition Corporation and MovieFone, Inc. including the Stockholders Agreement, dated as of February 1, 1999, among America Online, Inc. and each of the parties identified on Schedule A attached thereto, and the Stock Option Agreement, dated as of February 1, 1999, between America Online, Inc. and MovieFone, Inc. (Filed as Exhibit 2.1 to the Reporting Person's Current Report on Form 8-K for the event on February 1, 1999 and hereby incorporated by reference.)

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.

                                  AMERICA ONLINE, INC.

                                  By:  /s/J. Michael Kelly
                                  Name:   J. Michael Kelly
                                  Title: Senior Vice President, Chief Financial Officer, Treasurer and Assistant Secretary



Dated: February 11, 1999

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                             OF AMERICA ONLINE, INC.

               The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of the Reporting Person. Except as indicated below, each such person is a U.S. citizen, and the business address of each such person is 22000 AOL Way, Dulles, Virginia 20166-9323.


Board of Directors

Name and Title                  Present Principal Occupation
--------------                  ----------------------------
Stephen M. Case,                Chief Executive Officer and
Chairman of the Board           Chairman of the Board; America Online, Inc.
Daniel F. Akerson,              Chairman of the Board and Chief Executive
Director                        Officer; Nextel Communications, Inc.
Frank J. Caufield,              General Partner;
Director                        Kleiner Perkins Caufield & Byers
General Alexander M. Haig, Jr., Chairman and President;
Director                        Worldwide Associates, Inc.
William N. Melton,              President and Chief Executive Officer;
Director                        CyberCash, Inc.
Dr. Thomas Middelhoff*,         Chairman of the Board;
Director                        Bertelsmann AG
Robert W. Pittman,              President and Chief Operating Officer;
Director                        America Online, Inc.
General Colin L. Powell,        Chairman;
Director                        America's Promise: The Alliance for Youth
Franklin D. Raines,             Chairman and Chief Executive Officer; Fannie Mae
Director

*German Citizen

Executive Officers Who Are Not Directors

Name                     Title and Present Principal Occupation

Kathryn A. Bushkin       Senior Vice President, Chief Communications Officer;
                         America Online, Inc.
Miles R. Gilburne        Senior Vice President, Corporate Development; America
                         Online, Inc.
J. Michael Kelly         Senior Vice President, Chief Financial Officer,
                         Treasurer and Assistant Secretary;
                         America Online, Inc.
Lennert J. Leader        President, AOL Investments;
                         America Online, Inc.
James MacGuidwin         Vice President, Chief Accounting and Budget Officer and
                         Controller;
                         America Online, Inc.
Kenneth J. Novack        Vice Chairman;
                         America Online, Inc.
George Vradenburg, III   Senior Vice President, Global and Strategic Policy;
                         America Online, Inc.

    The present principal occupation of each of the named executive officers is the same as the named position held with America Online, Inc.

                                  EXHIBIT INDEX

Exhibit  Description

1. Agreement and Plan of Merger, dated as of February 1, 1999 among America Online, Inc., MF Acquisition Corporation and MovieFone, Inc. including the Stockholders Agreement, dated as of February 1, 1999, among America Online, Inc. and each of the parties identified on Schedule A attached thereto, and the Stock Option Agreement, dated as of February 1, 1999, between America Online, Inc. and MovieFone, Inc. (Filed as Exhibit 2.1 to the Reporting Person's Current Report on Form 8-K for the event on February 1, 1999 and hereby incorporated by reference.)